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GUACO CLAIM
48 km²
PUEBLOS CLAIM
50 km²
N
HWY
Coyotera
Nueva Esperanza
Minita
South Minita
Balsamo
EL DORADO CLAIM
12.75 km²
Nance Dulce
HUACUCO CLAIM
47 km²
2 km

EL DORADO PROJECT LOCATION MAP

TABLE OF CONTENTS

Letter to Shareholders	1
Management's Discussion and Analysis	2
Financial Statements and Notes	31
Corporate Information	57

L E T T E R   T O   S H A R E H O L D E R S

TO OUR SHAREHOLDERS,

Pacific Rim’s 2008 fiscal year has had its successes and its challenges.

During the past year we significantly increased the high grade ounces at our flagship El Dorado gold project in El Salvador with the addition of the Balsamo deposit, which contributed over 200,000 gold equivalent ounces to the Measured and Indicated resource at El Dorado and a further 80,000 gold equivalent ounces to the Inferred resource. El Dorado is now estimated to contain 1.4 million high grade gold equivalent Measured and Indicated resource ounces with another 300,000 ounces in the Inferred category. The El Dorado resources have grown considerably over the past several years, thanks in no small part to the deposit discoveries we have made through the application of solid science, innovative thinking, and persistence.

This exploration approach has served us well in El Salvador, with the discovery of high grade gold at the Santa Rita and Zamora-Cerro Colorado projects. A trenching program at the Santa Rita project during fiscal 2008 demonstrated that in certain areas, the Trinidad vein is wider than previously understood and contains high grade gold across its width.

Clearly, we have delivered technical successes through our exploration endeavours. Our focus on low-sulfidation epither-mal deposits has ensured that the resources we have discovered are high grade, potentially low cost and importantly, environmentally clean. Your investment in Pacific Rim carries a low technical risk.

Unfortunately, permitting risk remains an unresolved issue. While at the beginning of fiscal 2008 we appeared to be experiencing the normal hiccups associated with stewarding a mining permit through its often complicated process, the apparent lack of willingness on the part of the El Salvadoran government throughout the past year to finalize approval of our El Dorado Environmental Impact Study and otherwise meet its responsibilities associated with our mining permit application has caused the Company to take stock of its future options.

El Salvador is one of the most prospective yet under-explored countries in the world and we look forward to developing El Dorado and possibly future projects into an environmentally safe, economically productive, and socially beneficial mine. However, in good conscience we can not continue to spend our exploration dollars in El Salvador until the permitting risk is mitigated, ideally through the approval of our El Dorado Environmental Impact Study and/or granting of our El Dorado mining permit. At El Dorado this means suspending drilling activity for the time being – a difficult but prudent decision. The slow down in El Salvador-focused exploration will continue until the Government of El Salvador signals its willingness to proceed with mine development by issuing our long sought-after El Dorado mining permit. We will continue to maintain our current projects and look forward to resuming our successful El Salvadoran exploration programs, but have chosen to focus our upcoming project generation efforts in Costa Rica and Guatemala, two jurisdictions where our unique knowledge about Central American epithermal gold deposits can be applied and importantly, that have demonstrated they are open to mining.

We will continue to work hard toward obtaining the El Dorado mining permit for which we have met all mandated government requirements and will utilize all avenues available to us, which may include pursuing our legal options under El Salvadoran law and international treaties including CAFTA.

We hope that fiscal 2009 brings a resolution to our El Dorado mining permit application. We understand the confusion and frustration this evolving situation has caused to our shareholders and thank you for the patience you have demonstrated under these challenging conditions. We assure you that we have done, are doing and will continue to do everything in our power to resolve the permitting issue and move our projects ahead.

We encourage you to take the time to read our Management’s Discussion and Analysis and Consolidated Financial Statements, which will provide you with a complete overview of your company’s fiscal 2008 business and financial conditions and an outlook for fiscal 2009.

Sincerely,

Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

July 18, 2008

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”), dated as of July 18, 2008, reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance for the twelve months ended April 30, 2008 (“fiscal 2008” or “Y/E2008”), in comparison to the twelve months ended April 30, 2007 (“fiscal 2007” or “Y/E2007”) and April 30, 2006 (‘fiscal 2006” or “Y/E2006”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s fiscal 2008 consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. A reconciliation of the effect of applying United States generally accepted accounting principles to Pacific Rim’s financial results is described in Note 17 to the financial statements. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking state- ments relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet deter- minable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that cer- tain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to dif- fer from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and conti- nuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unex- pected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitabil- ity based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regula- tory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, prop- erties and business strategy detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Com- mission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be catego- rized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

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We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recog- nized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. OVERVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and with development and exploration assets in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador, which hosts a 1.4 million ounce high grade gold resource. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange and the American Stock Exchange.

The Company’s technical and corporate activities for the twelve months ended April 30, 2008 include:

  On November 7, 2007 the Company and Kennecott Rawhide Mining Company, joint venture partners at the Den- ton-Rawhide residual leach gold operation in Nevada, amended their October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC, extending the closing date of the sale to on or before October 31, 2008. The extension was negotiated in order to provide additional time for the Rawhide joint venture partners to complete a key provision required for closing of the agreement. Additional details are provided in Sec- tion 4.3.

  On January 17, 2008 the Company published an updated resource estimate for the El Dorado gold project in El Sal- vador that included first-time tabulation of resources for the Balsamo gold deposit. El Dorado is now estimated to contain a Measured and Indicated resource of 1.4 million gold equivalent ounces, with a further 0.3 million gold equivalent ounces in the Inferred category. Complete details of the January 2008 El Dorado resource estimate are provided in Section 3.1.2.

  On January 23, 2008 the Company published the results of a trenching program at the Santa Rita gold project in El Salvador that demonstrated the width of the gold-bearing Trinidad vein to be significantly wider than previously believed, in many cases with high-grade gold results across the entire width of the vein. Additional details of the Santa Rita project are provided in Section 3.2.

  On February 29, 2008 the Company closed a Private Placement finance offering in which gross proceeds of CDN $7,046,550 were raised through the issuance of 6,711,000 units consisting of one share and one share purchase warrant. A finders’ fee of 7% commission and 7% agent warrants was payable to various parties representing cer- tain placees of the financing. Additional details regarding the Private Placement financing are provided in Section 7.3.

Subsequent to the end of fiscal 2008, the following events occurred:

  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. Completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and current input and commodity prices. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008. The El Dorado feasibility study is described in Section 3.1.2.

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4.

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Sal- vador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project. El Dorado is described in Section 3.1, with Permitting detailed in Section 3.1.4.

2. SELECTED ANNUAL INFORMATION

The following financial data are derived from the Company’s audited consolidated financial statements for the fiscal years ended April 30, 2008, 2007 and 2006:

	Year ended	Year ended	Year ended
	April 30, 2008	April 30, 2007	April 30, 2006

Summarized Statement of Loss
Revenue	$7,680	$8,337	$8,024
Operating Costs	$5,571	$5,442	$4,410
Exploration expenditures	$11,399	$10,401	$6,237
Loss before discontinued operations	$(14,134)	$(10,417)	$(3,957)
Loss for the year	$(12,734)	$(9,417)	$(608)
Loss per share (basic and diluted)	$(0.11)	$(0.09)	$(0.01)
Summarized Statement of Cash Flows
Cash Flow (used for) operating activities	$(11,277)	$(8,199)	$(4,439)
Cash Flow provided by (used for) investing activities	$3,799	$6,861	$(10,948)
Cash Flow provided by financing activities	$6,916	$2,065	$16,708
Net increase (decrease) in cash	$(562)	$727	$1,321
Summarized Balance Sheet
Cash and cash equivalents	$1,922	$2,484	$1,757
Cash and cash equivalents, short term
investments and inventories	$7,444	$11,498	$17,188
Total assets	$18,270	$21,494	$25,320
Total liabilities	$6,109	$4,857	$2,665
Working Capital	$4,723	$9,273	$16,313
Share Structure
Weighted Average common shares outstanding
(basic and diluted)	111,122,976	106,938,672	82,527,499

3. SIGNIFICANT EXPLORATION PROJECTS

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. The Company’s focus at El Dorado during fiscal 2008 was the completion of drilling at the Balsamo deposit and publication of an updated resource estimate incorporating the Balsamo deposit into the project’s existing resources. Resources at the El Dorado project grew to 1.4 million gold equivalent ounces in the Measured and Indicated resource categories combined plus a further 0.3 million gold equivalent ounces in the Inferred resource category. Full details are provided below and readers are directed to National Instrument 43-101 disclosure in Section 20.

Pacific Rim’s exploration activities elsewhere in El Salvador during the past fiscal year included an extensive surface vein trenching program at the Santa Rita project as well as geological mapping, sampling and target generation programs at both Santa Rita and the Company’s Zamora-Cerro Colorado project.

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3.1 El Dorado Gold Project, El Salvador

     3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project. In Sep-tember 2005 the El Dorado project was expanded from 75 square kilometres in two exploration licences to 144 square kilometres in three exploration licences with nominal expiry dates of September 28, 2013 (one licence) and September 29, 2013 (two licences). The project additionally includes a 12.75 square kilometer area pending conversion to an exploitation concession, which underlying exploration licence has a nominal expiry date of January 1, 2005.

In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of this 12.75 square kilometre portion of the El Dorado exploration licences to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim’s Environmental Impact Study (see Section 3.1.4) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average head grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

     3.1.2 Fiscal 2008 Developments

During fiscal 2008 Pacific Rim’s exploration efforts at the El Dorado project focused on delineating the Balsamo gold deposit and updating the El Dorado resource estimate with the inclusion of Balsamo. The Balsamo deposit delineation was completed in September 2007 and the updated resource estimate was published in January 2008.

     2008 El Dorado Resource Estimate
On January 17, 2008 the Company released the results of an updated resource estimate for the El Dorado gold project, in which 1.4 million gold equivalent ounces were tabulated in the Measured and Indicated resource categories combined and a further 0.3 million gold equivalent ounces were tabulated in the Inferred category. Full details of the 2008 El Dorado resource estimate, by deposit and resource category, are presented below. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the Balsamo deposit, which has added approximately 17% to the Measured and Indicated resources and 39% to the Inferred resources, compared to those tabulated in the 2006 El Dorado resource estimate. The resources presented below for the Minita, South Minita, Nance Dulce, Coy-otera and Nueva Esperanza deposits are unchanged from the 2006 El Dorado resource estimate.

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El Dorado Project Resources (as of January 17, 2008)

							Gold
			Gold		Silver		Equivalent	Gold
	Resource		Grade	Gold	Grade	Silver	Grade	Equivalent
Deposit	Category	Tonnes	(g Au/t)	Ounces	(g Ag/t)	Ounces	(g AuEq/t)	Ounces

Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600
Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700
South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800
Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300
Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200
Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800
TOTAL MEASURED
ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED
ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED &
INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED
ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400

Notes:

1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x metres).

2) Gold equivalents based upon a silver to gold ratio of 70:1.

3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see NI 43-101 disclosure).

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to the Cautionary Note Regarding Resource Estimates above for further explanation.

The resources were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into three dimensional grade thickness models. Each of the three veins comprising the Minita resource, ten veins comprising the South Minita resource, and five veins comprising the Balsamo resource were estimated separately. The 4.0 g/t cut-off grade (wherein gold equivalents are based on a silver to gold ratio of 70:1 and greater than a grade-times-thickness of 4 (g AuEq/t x metres)) is predicated on estimated operating costs of $49.68 per tonne, estimated gold recovery of 90% and a gold price of $400 per ounce. These parametres stem from the Company’s 2005 El Dorado prefeasibility study, the results of which are based on various input estimates related to costs and commodity prices that were current at the time of its publication. Readers are cautioned that significant changes have occurred in a number of the inputs used in the January 2005 El Dorado prefeasibility study since its publication in January 2005. However, the Company and its consultants elected to maintain the 4.0 g/t gold equivalent cut-off grade for the 2008 El Dorado resource estimate in order to facilitate comparisons

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between the current resource estimate and the 2006 resource estimate. Additional information about the 2008 El Dorado resource estimate, the 2006 El Dorado resource estimate and the 2005 El Dorado pre-feasibility study is provided in the National Instrument 43-101 discussion in Section 20, and full technical reports related to these studies are publicly available on SEDAR (www.sedar.com).

     Exploration Activities
Following completion of the Balsamo deposit delineation drilling the Company’s El Dorado drill program focus returned to the exploration for new gold zones within the central part of the project area, in the vicinity of the Minita, South Minita and Balsamo deposits that form the foundation of the project’s gold and silver resources. These three deposits occur in relatively close proximity within a series of north-south trending structures and the Company’s exploration for new gold zones in the central El Dorado project area is focusing on similar gold-bearing structures. During the course of its Balsamo deposit drilling, the Company identified two new gold-bearing veins to the east of the Balsamo structure known as Cerro Alto and La Luz, and during the latter half of fiscal 2008 focused its exploration on these structures as well as the strike extensions of the Balsamo vein.

While the Company continues to intersect many blind gold-bearing veins, no new deposits at El Dorado have conclusively been discovered since completion of the Balsamo deposit delineation drilling. A complete list of drill results from the El Dorado property is available on the Company’s website.

Subsequent to the end of fiscal 2008 the Company suspended drilling activity at the El Dorado project as part of an overall planned slow down in exploration activity in El Salvador that will continue until such time as the Government of El Sal-vador signals its willingness to proceed with development of El Dorado by granting the long sought-after mining permit.

     Economic Studies
The 2005 El Dorado pre-feasibility study included an estimation of gold and silver reserves at the Minita deposit alone, and the economic analysis of a proposed mining operation based on these reserves. A full feasibility study, utilizing current industry standard input costs and commodity prices, was initiated in fiscal 2007 to investigate the economics of mining the El Dorado project at a higher annual throughput rate (by the inclusion of resources outlined in the South Minita deposit) than that considered in the January 2005 prefeasibility study. In late fiscal 2007 the Company elected to defer completion of the full feasibility study in order to include the resources being drilled at the newly discovered Balsamo deposit in addition to the Minita and South Minita resources.

Subsequent to the end of fiscal 2008, with the El Dorado resource estimate completed, work on the El Dorado project feasibility study was restarted. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

     Surface Rights Acquisitions
During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement (negotiated during fiscal 2004), and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. In June 2007, upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid. See Note 8 to the Consolidated Financial Statements for additional information.

     3.1.3 El Salvadoran Mining Law

The National Assembly of El Salvador is currently contemplating reforms to the existing mining law that will strengthen regulation of the industry, requiring stricter environmental standards and mandating social investment in the mining communities. Pacific Rim’s proposed mine design for the El Dorado project is among the most advanced environmental designs in the industry and is believed to be in compliance with the new standards contemplated by the legal reform.

In November 2007 the proposed new mining law was submitted to a joint Environmental and Economic Commission of the El Salvadoran legislative assembly. In January 2008 a new commission was established for the sole purpose of evaluating the draft mining law. The new commission met regularly between January and April 2008 to review the law, hear submissions from interested stakeholders, and ultimately to provide a recommendation to the legislative assembly. To date, the new commission has not concluded its review nor recommended the mining law revisions for vote in the legislative assembly.

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Advocates for the new mining law regard it as an important advancement making El Salvador an international model for environmentally and socially responsible mining and Pacific Rim supports this process.

     3.1.4 Permitting

The granting of an exploitation concession by the El Salvadoran Ministry of Economy (Division of Hydrocarbons and Mines) confers to the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. The granting of an exploitation concession (required to commence mining activities) requires an environmental permit based on an Environmental Impact Study (“EIS”) approved by the El Salvadoran Environmental and Natural Resources Ministry (“MARN”), in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

In September 2004, the Company submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone (the presentation of an EIS for expanded operations will be required if and when the Company determines that a larger operation is economically viable). In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment, which was carried out in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. During fiscal 2007 the amended EIS, which included additional clarification on a number of items, was resubmitted to MARN. No further developments have since occurred.

The Company has experienced lengthy delays in the processing of its El Dorado exploitation concession application, which in part relies on regulatory approval of the El Dorado EIS. Nearly two years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to the Company’s exploitation concession application.

Pacific Rim and its subsidiaries have met all of their responsibilities under the country’s existing mining law and are committed to the protection of their rights in El Salvador. The Company is continuing to seek an amicable resolution to the El Dorado permitting issue with the Government of El Salvador, however, should no workable solution develop in the near term, Pacific Rim and its subsidiaries will be forced to pursue legal recourse, including through The Central American Free Trade Agreement (“CAFTA”) and El Salvadoran law. The Company has retained the Washington, DC legal firm of Crow-ell & Moring to represent it should it choose to proceed in the future with CAFTA arbitration.

     3.1.5 Summary

The El Dorado gold project is the cornerstone of Pacific Rim’s strategy for growth and currently represents the Company’s sole material project. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus a further 0.3 million gold equivalent ounces Inferred. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the deposits are expected to be relatively low cost to produce from underground workings. Importantly, the El Dorado deposits are also environmentally clean and their production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the El Salvador government.

Virtually all of the $11.4 million the Company spent on direct exploration costs during fiscal 2008 was expended on the El Dorado project, primarily on the Balsamo deposit delineation drilling and updated resource calculation, plus community relations initiatives. The Company will be reducing its expenditures at El Dorado in the coming fiscal year, until such time as the El Dorado exploitation concession is secured and development activities can commence. At a minimum, exploration activities required to keep the El Dorado property in good standing will be made during fiscal 2009.

3.2 Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate epithermal systems.

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An epithermal quartz-calcite vein system was discovered by Pacific Rim at Santa Rita in fiscal 2006 through project-scale exploration and sampling of float, sub-crop and outcrop. Surface rock channel samples collected in fiscal 2006 by the Company from along the length of the 2+ kilometre long Trinidad vein returned anomalous gold, and two sections of the vein near its southern end returned gold grades of between 6.4 g/t gold and 118.3 g/t over vein widths of 1 to 2 metres. In late fiscal 2006 the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project.

During fiscal 2008 the Company undertook a surface trenching and sampling program at the Santa Rita project which revealed the Trinidad vein to be significantly wider than previously understood, with high gold grades across its entire width in the southern portion of the vein. The average width of the vein in the 26 trenches reported on is 3.4 metres (ranging from 1.00 to 5.70 metres across) and gold grades ranged from less than 1 g/t to 38.19 g/t gold. In addition, the Company discovered two new veins on the Santa Rita property during fiscal 2008, significantly expanding the target size on the property. These new veins were investigated further with a very limited trenching program, the results of which are currently pending and will be released when received and compiled. A complete list of available Santa Rita trench results is available on the Company’s website and in news release #08-02.

Pacific Rim dug these trenches perpendicular to the Trinidad vein exposing its full surface width, over a strike length of approximately 750 metres at intervals of approximately 25 metres, and then mapped, chip sampled, and reclaimed the trenches. As with previous surface sampling along the southern portion of the Trinidad vein where the vein is traced up and over a hill, gold grades appear to be highest on the flanks of the hill and decrease toward the top of the hill. Pacific Rim believes that the top of the ‘productive interval’ at the Trinidad vein is at approximately 390 metres above sea level elevation. Typical of many similar epithermal systems, vein exposures mapped and sampled by the Company above the productive interval (i.e. above 390 metres elevation, at the top of the hill) have returned low gold grades and vein exposures below that elevation (i.e. within the productive interval, on the flanks of the hill) have returned bonanza gold grades.

Subsequent to the end of fiscal 2008, Pacific Rim undertook a 9-hole drill program that tested the Trinidad vein system over a strike length of approximately 500 metres. Results are currently pending and will be released when received and compiled.

Pacific Rim’s fiscal 2008 Santa Rita trenching program marked the Company’s resumption of exploration work at the project following its voluntary suspension of work there in December 2006, when Santa Rita became the target of intermittent anti-mining protests led by a small El Salvadoran Non-Governmental Organization (“NGO”) utilizing protesters imported from outside the Santa Rita area (readers are referred to news releases #06-24 and #06-25 and the Company’s 2007 Annual Report for additional background information). During the latter half of fiscal 2007 and the first half of fiscal 2008, the Company purchased the surface rights over the high grade section of the Trinidad vein, giving the Company unlimited access to the property, upgraded and constructed access roads, and continued its public service and charitable works in the Santa Rita area. By mid-fiscal 2008, the Company assessed little risk to a resumption of limited exploration work and commenced the trenching program described above.

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, the Company intends to limit its fiscal 2009 Santa Rita exploration work to trenching and sampling until such time as the El Dorado exploitation concession is granted. Exploration expenditures will be restricted to amounts necessary to maintain the Santa Rita exploration licences in good standing.

3.3 Other Projects

     3.3.1 Zamora-Cerro Colorado Gold Project, El Salvador

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado.

Upon TSX approval of the original agreement in fiscal 2006, Pacific Rim made a payment of 50,000 shares of the Company to the property vendor. The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

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Upon TSX approval of the amended agreement: 100,000 shares plus 100,000 warrants of the Company (paid)

Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or $100,000 in shares of the Company (paid)
Second anniversary	140,000 shares or $140,000 in shares of the Company
Third anniversary	200,000 shares or $200,000 in shares of the Company
Fourth anniversary	300,000 shares or $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company

The above advanced royalty payment schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the sellers will receive a 3% net smelter royalty to a maximum of $10 million (inclusive of the dollar value of the advanced royalty payments made).

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometres north of San Salvador, in El Salvador. The Company is in the process of staking additional ground between the Cerro Colorado and Zamora claims to cover what the Company believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts the Company’s El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala.

During fiscal 2008 the Company continued its regional geological mapping and prospecting work within the Zamora and Cerro Colorado exploration licence areas, concentrating on trenching across known gold-bearing veins. The epithermal vein system covered by these claims has been traced over a strike length of approximately 21 kilometres, with high grade gold identified locally on surface along its entire length.

During fiscal 2009 Pacific Rim will continue its surface mapping and sampling of the Zamora – Cerro Colorado epither-mal system, incurring limited exploration costs sufficient to keep the exploration licences over this property in good standing while the Company awaits receipt of the El Dorado exploitation concession.

     3.3.2 Grassroots Projects

Pacific Rim has let the exploration claims lapse covering its Carrera, Colina and Rosalito project in Chile and Argentina, after initial exploration work on these projects during the past several years failed to identify strong evidence of potential ore deposits.

During fiscal 2008 APEX Silver Mines Ltd. notified Pacific Rim that it had elected not to proceed with the San Francisco project joint venture signed with the Company during fiscal 2007.

3.4 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Sal-vador and into Costa Rica and Guatemala. These two jurisdictions offer outstanding gold potential and have established mining industries. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions including Guatemala and Costa Rica.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica, which recently fully re-opened the doors to responsible gold mining. These projects host epithermal vein systems with significant historic gold production. Drill targets on these projects will be evaluated during fiscal 2009.

Pacific Rim is investigating potential project acquisitions in Guatemala, where the Company can apply its proprietary geologic understanding of the relationship between low-sulfidation type epithermal gold deposits and the volcanic history of Central America to a grassroots reconnaissance effort. Two gold mines (both epithermal vein systems similar to the Company’s El Dorado and Santa Rita systems in El Salvador) have gone into production in the past decade in Guatemala along the Central American Gold Belt that hosts Pacific Rim’s El Salvador gold deposits. Guatemala has outstanding gold potential and has seen little modern exploration investment. With its positive reputation and track record of com-

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munity involvement and environmental sensitivity, the Company has been welcomed and encouraged by Guatemalan government officials to pursue its exploration goals within the country.

3.5 Andacollo Mine

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser. Payments related to due diligence period extensions totalling $0.9 million were made prior to closing of the Share Purchase Agreement. During fiscal 2007 a scheduled installment of $1.0 million was received and during fiscal 2008 the final installment of $1.4 million was made on schedule. The Andacollo Share Purchase Agreement relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization.

4. REVIEW OF MINING OPERATIONS

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

4.1 Gold and Silver Production

Production Highlights

	Year ended	Year ended	Year ended
	April 30, 2008	April 30, 2007	April 30, 2006

Ounces gold produced*	8,339	11,768	15,117
Ounces silver produced*	62,763	108,246	135,085
Total cash production cost per ounce	$561	$378	$223
Average realized gold price	$750	$644	$497
Average actual gold price	$785	$634	$492

*Pacific Rim’s 49% share of Denton-Rawhide production.

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2008 was 8,339 ounces of gold and 62,763 ounces of silver at a total cash production cost of $561per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2007 and fiscal 2006, Pacific Rim’s share of production was 11,768 ounces of gold and 108,246 ounces of silver at total cash production costs of $378 per ounce, and 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, respectively. Cash production costs for fiscal 2008 were $183 per ounce greater than in fiscal 2007 and $338 per ounce greater than in fiscal 2006. The increase in fiscal 2008 production costs relative to the previous two fiscal years is primarily due to decreasing production since the cessation of active mining at the operation, which provides fewer ounces over which to spread the operating costs.

The London Gold Fix gold price rose steadily from May 1, 2007 (the start of the Company’s 2008 fiscal year) to an all-time high of $1023.50 per ounce on March 17, 2008 before dropping back to $871 per ounce on April 30, 2008 (the end of the Company’s 2008 fiscal year) and has since held in the high $800 to mid-$900 per ounce range.

Fiscal 2008 gold production from Denton-Rawhide was approximately 29% lower than in fiscal 2007 and 45% lower than in fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation that was further impacted during fiscal 2008 by the removal of the Merrill-Crowe circuit. In lieu of the Merrill-Crowe, expansion of the carbon circuit commenced during fiscal 2008 and remains in process. Replacing the Merrill-Crowe with an expanded carbon circuit is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered.

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A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase, including re-contouring and re-distributing the heap leach pile and emplacing perforated pipes into the heap leach pile to provide deeper access for the leaching fluids. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

4.2 Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2007, Pacific Rim had 1,000 ounces of gold sold forward at an average price of $688, and a further 1,500 ounces of gold were sold forward and delivered during fiscal 2008 at an average price of $774 per ounce. At April 30, 2008, the Company had no forward sales contracts in place and no new contracts have been established. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

4.3 Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV concerning the lands occupying the Denton-Rawhide open pits, which are no longer in operation. NRRG intends to operate an approved landfill business utilizing the open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation, as well as a $1.5 million up-front payment to the Rawhide Joint Venture ($0.5 million upon signing of the Agreement – paid in trust, and $1.0 million upon closing). The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately US $29 million to the Company.

In November 2007 the Rawhide Joint Venture and NRRG signed an amendment to the “Agreement extending the closing date of the sale to on or before October 31, 2008. All other material details of the Agreement remain the same.

Closing of the Agreement is subject to three key provisions including the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the Denton-Rawhide open pits, the subject of the Agreement. The purchase of these land parcels from the Bureau of Land Management (“BLM”) has proven to be a lengthier process than originally estimated. Nonetheless much headway has been made and the Rawhide Joint Venture’s purchase of the BLM land slivers, currently in the final stages, is expected to be completed in the first half of fiscal 2009. The remaining two provisions of the Agreement include NRRG’s obligation to obtain municipal waste contracts and approval from the State of Nevada for use of the site as a municipal landfill, both of which have been completed in draft or provisional form awaiting the closing of the Agreement.

Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement. The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

5. RESULTS OF OPERATIONS

For the fiscal year ended April 30, 2008, Pacific Rim recorded a loss of $(12.7) million or $(0.11) per share, compared to a loss of $(9.4) million or $(0.09) per share for the fiscal year ended April 30, 2007 and $(0.6) million or $(0.01) per share for the fiscal year ended April 30, 2006. The $3.3 million increase in net loss for fiscal 2008 compared to fiscal 2007 is primarily related to decreased revenues, increased mine operating costs, increased exploration expenditures, increased general and administrative costs and increased future income tax expense period over period. The substantial increase

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in net loss for fiscal 2007 compared to fiscal 2006 (a difference in net loss of $8.8 million) is a result of markedly increased exploration and general and administrative costs combined with lower recoveries from the Company’s investment in the Andacollo mine.

5.1 Revenue

Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $7.7 million in fiscal 2008, compared to $8.3 million in fiscal 2007 and $8.0 million in fiscal 2006. Revenue for fiscal 2008 was slightly lower than the 2007 and 2006 fiscal periods, in spite of significant improvements in the average realized gold price ($750 per ounce for fiscal 2008 compared to $644 per ounce for fiscal 2007 and $497 per ounce for fiscal 2006), due to declining gold production from the Denton-Rawhide mine (8,339 ounces of gold for fiscal 2008 compared to 11,768 ounces for fiscal 2007 and 15,117 ounces for fiscal 2006).

Cost of sales was $6.1 million in fiscal 2008 compared to $5.6 million in fiscal 2007 and $4.5 million in fiscal 2006. The consecutive annual increases between fiscal 2006 and fiscal 2008 are due to rising operating costs at the Denton-Rawhide mine ($5.6 million fiscal 2008 compared to $5.4 million in fiscal 2007 and $4.4 million for fiscal 2006) combined with increasing depreciation, depletion and amortization costs between fiscal 2006 (negligible), fiscal 2007 ($0.1 million) and fiscal 2008 ($0.5 million). The rising operating costs over the past 3 fiscal years reflect an increase in estimated closure costs between fiscal 2007 and fiscal 2008 and an increase in processing and administration expenses between fiscal 2006 and fiscal 2007.

As a result of the decrease in revenues over the past 3 fiscal periods and increases in mine operating costs and depreciation, depletion and amortization costs, mine operating income decreased from $3.5 million in fiscal 2006 to $2.8 million in fiscal 2007 and $1.6 million in fiscal 2008.

5.2 Expenses

Net non-operating expenses increased during fiscal 2008 to $14.6 million from $13.1 million for fiscal 2007 and $7.4 million for fiscal 2006.

Exploration expenditures increased substantially between fiscal 2006 ($6.3 million) and fiscal 2007 ($10.7 million) with a more moderate increase of $1.1 million between fiscal 2007 and fiscal 2008 ($11.8 million). The increase between fiscal 2007 and fiscal 2008 is primarily due to expenditures on the updated El Dorado resource calculation and increased expenditures related to community initiatives and public relations in El Salvador. During most of fiscal 2007, the Company was utilizing 4 drill rigs at El Dorado rather than the 2 rigs it used during fiscal 2006, which, along with increased expenditures on social and environmental initiatives, accounts for the substantial increase in exploration expenditures between those two periods.

Like exploration expenditures, general and administrative expenses increased between fiscal 2006 ($1.7 million), fiscal 2007 ($3.0 million) and fiscal 2008 (3.7 million). The rise in general and administrative expenses is primarily due to the overall higher level of business activity and higher regulatory and legal costs of complying with recently introduced United States and Canadian reporting and regulatory requirements.

The Company realized interest income of $0.4 million in fiscal 2008, compared to $0.6 million in fiscal 2007 and $0.3 million in fiscal 2006. Interest income was earned on cash and short term investments held in each fiscal year. The increase in interest income in fiscal 2008 and 2007 compared to fiscal 2006 reflects higher cash and short term investment balances as a result of equity financings the Company conducted in late fiscal 2006 and late fiscal 2008.

The Company booked an unrealized foreign exchange gain of $0.4 million during fiscal 2008 (compared to an unrealized foreign exchange loss of $0.09 million during fiscal 2007 and an unrealized foreign exchange gain of $0.3 million during fiscal 2006) primarily reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

The Company recognized a future income tax expense of $1.0 million in fiscal 2008 relating to its investment in El Salvador for which there was no comparable amount in fiscal 2007 and 2006.

5.3 Unusual Items

During fiscal 2008 the Company recovered $1.4 million on its investment in the Andacollo Mine, compared to a recovery of $1.0 million in fiscal 2007 and $3.3 million in fiscal 2006. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2008, fiscal 2007 and fiscal 2006 (see Section 3.5) .

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5.4 Summary

As a result of the decrease in revenue and increase in expenses, the Company realized an after-tax loss for fiscal 2008 of $(12.7) million or $(0.11) per share, compared to losses of $(9.4) million ($(0.09) per share) and $(0.6) million ($(0.01) per share) for fiscal 2007 and fiscal 2006 respectively.

6. SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

6.1 Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Revenue	$1,493	$2,095	$2,753	$1,339	$3,088	$1,044	$2,595	$1,610
Cost of Sales	$1,876	$1,807	$2,177	$224	$2,340	$544	$1,728	$970
Net non-operating
expenses	$4,632	$3,991	$3,449	$2,574	$3,880	$3,384	$3,209	$2,686
Net loss	$(6,033)	$(3,703)	$(1,539)	$(1,459)	$(3,042)	$(2,974)	$(1,355)	$(2,046)
Net loss per share
– basic and diluted	$(0.06)	$(0.03)	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.01)	$(0.02)

Though the Company’s revenues are not materially cyclical, both revenues and mine operating costs vary quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. In general, gold production at the Company’s Denton-Rawhide operation is declining as is typical and expected in the residual leaching phase of a heap leach operation.

As the Company makes minimal use of gold forward sales, the price of gold realized is closely linked with spot gold prices which have generally increased over the past eight quarters. From quarter to quarter, the number of ounces of gold sold may differ from the number of gold ounces produced, the difference being reflected in variations in bullion inventory on the Company’s balance sheet. During quarters when the number of gold ounces sold is substantially less than the number of gold ounces produced (for example, during Q4 2008, Q1 2008 and Q3 2007), bullion inventory tends to increase and revenues tend to be lower (unless increases in the price of gold realized offset the difference) and mine operating costs, which are booked to reflect the costs related to gold ounces sold rather than produced, tend to decrease. When the ‘excess’ bullion inventory is subsequently sold, the reverse effect is seen (for example, during Q3 2008, Q2 2008 and Q4 2007).

Expenses have generally risen over the past eight quarters as the Company has increased its expenditures on El Salvador-based social and environmental programs, on top of its El Dorado drill program. In addition to exploration expenses, general and administrative expenses have generally risen over the past eight quarters in relation to increased regulatory requirements and associated legal and accounting costs, and increases in staff.

Net income (loss) varies quarter to quarter depending primarily on revenues and mine operating expenses as discussed above. Aside from production rates, gold sales, gold price, and exploration and general and administrative expenses, variability in net loss on a quarterly basis is largely a function of unusual events and expenses within the quarter.

6.2 Fourth Quarter Fiscal 2008

Though gold production from the Denton-Rawhide operation is declining relatively steadily on a quarterly basis, quarterly revenues increase or decrease in part due to the volume of gold ounces sold within the quarter. As explained above, if less gold is sold than produced, as in Q4 2008, the result is that revenues tend to decrease and inventories increase. In future quarters, the inventories are sold and the impact is reversed.

During periods where gold sales were lower than gold production, such as Q4 2008, cost of sales tend to decrease since these costs are booked to reflect the costs related to gold ounces sold rather than gold ounces produced. However, during Q4 2008, the cost of sales was comparable to previous periods where gold sales were higher (such as Q3 2008 and Q2 2008). In this case, the Q4 2008 cost of sales was affected by upward adjustments to future estimated closing costs that were recognized in the quarter.

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Net non-operating expenses were relatively high during Q4 2008 reflecting increased general and administrative and exploration expenses (including costs related to the 2008 El Dorado resource estimate and community and public relations initiatives in El Salvador).

As a result of the relatively low revenues booked during Q4 2008 and the relatively high cost of sales, non-operating expenses, and income tax expense, the Company’s Q4 2008 loss of $(6.0) million or $(0.06) per share was higher than previous quarters.

7. LIQUIDITY

During fiscal 2008 Pacific Rim’s cash and cash equivalents decreased by $0.6 million from $2.5 million at April 30, 2007 to $1.9 million at April 30, 2008. At Y/E2008, short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $4.2 million compared to $7.9 million at Y/E2007. Inventory, consisting of production inventory in process at the Denton-Rawhide mine and bullion inventory not yet sold, was $1.3 million at Y/E2008 and $1.1 million at Y/E2007. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $7.2 million at April 30, 2008 compared to $11.2 million at April 30, 2007, a decrease of $4.0 million. This decrease is primarily attributable to increased exploration expenditures at the Company’s El Dorado project and increased general and administrative expenses during fiscal 2008 compared to the previous fiscal year combined with decreased revenues from the Denton-Rawhide operation.

During fiscal 2008 the Company received cash flow from the following sources: $1.6 million from Denton-Rawhide operations, $1.4 million in proceeds related to the sale of Andacollo, $7.0 million from shares issued for cash (including net proceeds for shares issued in a private placement equity financing and shares issued upon the exercise of stock options and warrants – see Section 7.3 below), $0.4 million in interest income and $4.7 million in net redemptions of short term investments. Outlays of cash during the year included: $11.7 million in direct exploration expenditures, $2.6 million in direct general and administrative expenses and $1.4 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $0.6 million during fiscal 2008.

7.1 Cash Flow Used For Operating Activities

The Company’s loss before discontinued operations was $(14.1) million in fiscal 2008 compared to $(10.4) million and $(4.0) million in each of the previous two fiscal years respectively. These losses were offset by a number of non-cash operating and working capital items including: future income tax of $1.0 million for fiscal 2008 (compared to nil for fiscal 2007 and 2006); depletion, depreciation and amortization of $0.6 million for fiscal 2008 (compared to $0.2 million for fiscal 2007 and $0.1 million for fiscal 2006); $0.1 million in severance and pension costs during fiscal 2008 ($nil in each of the previous two fiscal years); stock-based compensation of $1.0 million in each of fiscal 2008 and fiscal 2007 compared to $0.2 million in fiscal 2006; and a change in accounts payable and accrued liabilities of $0.3 million for fiscal 2008 compared to $1.4 million for fiscal 2007 and $(0.3) million for fiscal 2006. As a result, cash flow used for operating activities was $(11.3) million in fiscal 2008 compared to $(8.2) million in fiscal 2007 and $(4.4) million in fiscal 2006.

7.2 Cash Flow Provided by (Used For) Investing Activities

During fiscal 2008 and fiscal 2007 net redemptions from the Company’s temporary investments totaled $3.8 million and $6.7 million respectively while in fiscal 2006, $14.3 million (net) from the Company’s 2006 equity financing was deposited to temporary investments. In each of fiscal 2008, fiscal 2007 and fiscal 2006 the Company made purchases of property plant and equipment ($1.4 million, $0.8 million and $0.05 million respectively), and received proceeds from discontinued operations (related to the sale of the Andacollo mine) totaling $1.4 million, $1.0 million and $3.3 million respectively. As a result, cash flow provided by (used for) investing activities was $3.8 million during fiscal 2008 and $6.9 million during fiscal 2007 compared to $(11.0) million during fiscal 2006.

7.3 Cash Flow Provided by Financing Activities

During fiscal 2008, cash flow provided by financing activities totalled $6.9 million, compared to $2.1 million in fiscal 2007 and $16.7 million in fiscal 2006. The fiscal 2007 financing cash flow is primarily related to the exercise of employee stock options (2,644,000 shares at an average price of CDN$0.50 per share), and the exercise of warrants issued to underwriters of an equity financing undertaken by the Company in March 2006 (1,195,000 shares at an average price of

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CDN$0.84 per share), while the fiscal 2008 and fiscal 2006 financing cash flows are primarily related to the issuance of common shares of the Company under the February 2008 and March 2006 equity financings (see below), as well as the exercise of employee stock options (282,500 shares at an average price of CDN$1.30 per share during fiscal 2008 and 783,766 shares at an average price of CDN$0.55 per share during fiscal 2006).

During fiscal 2008, the Company announced and closed a private placement financing through which a total of CDN$7,046,550 was raised through the issuance of 6,711,000 units (“Units”). The private placement was conducted on a best-efforts/commercially reasonable basis. Each Unit consists of one common share in the Company and one non-transferable share purchase warrant (“Warrant”) that entitles the holder to acquire one additional common share of the Company at a price of CDN$1.35 for a period of 18 months following the closing of the financing, which occurred on February 29, 2008. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should its common stock trade above CDN$2.00 for 20 consecutive trading days. The Units were subject to a four-month trading restriction that began on the day of issuance and expired on June 30, 2008. A finders fee of 7% commission and 7% agent warrants was paid to certain placees of the financing.

The fiscal 2006 financing was undertaken through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the "Underwriters") under which the Underwriters agreed to buy and sell to the public an aggregate of 23,900,000 common shares of Pacific Rim at a price of CDN$0.84 per common share (representing total gross proceeds of CDN$20,076,000) which includes the exercise by the Underwriters of the over-allotment option in the aggregate amount of 6,000,000 common shares. In consideration for their services, the Underwriters received a 6% cash commission and broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN$0.84 per common share on or before March 1, 2007.

7.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises, office equipment and vehicles and for its portion of Denton-Rawhide mine closure costs as set out in Notes 10, 11 and 15 to the 2008 consolidated financial statements. The following table lists as of April 30, 2008, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years

Debt Obligations	–	–	–	–	–
Operating Lease Obligations	$281	$95	$154	$32	–
Accounts Payable and
Accrued Liabilities	$2,552	$2,552	–	–	–
Asset Retirement Obligation	$2,075	$59	$2,016	–	–
Severance Obligations	$502	$78	$346	$79
Pension Obligations	$203	$131	$23	$8	$41

Total	$5,613	$2,915	$2,539	$119	$41

8. CAPITAL RESOURCES AND FINANCIAL CONDITION

At April 30, 2008, the book value of Pacific Rim’s current assets stood at $7.7 million, compared to $11.8 million at April 30, 2007, a reduction of $4.1 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined in Section 6 above. Property, plant and equipment increased marginally from $6.3 million at April 30, 2007 to $6.8 million at April 30, 2008 as a result of capital expansion projects at the Denton-Rawhide mine. Closure Fund balances increased from $3.4 million at Y/E2007 to $3.8 million at Y/E2008 reflecting interest earned on the balances held, and the impact of restating the balance effective May 1, 2007 to fair value instead of cost as required by the new accounting standard (see Section 11.2) . The Company’s total assets at Y/E2008 were $18.3 million compared to $21.5 million at Y/E2007.

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At Y/E2008, Pacific Rim had current liabilities of $2.9 million compared to $2.5 million at Y/E2007. The $0.4 million year over year increase in current liabilities is primarily due to a $0.3 million increase in accounts payable, reflecting invoices received but not paid at April 30, 2008 ($2.3 million at Y/E2007 compared to $2.6 million at Y/E2008). At April 30, 2008, the Company had a future income tax liability of $1.0 million (compared to nil at April 30, 2007 and 2006) relating to its investment in El Salvador. The Company’s long-term portion of accrued mine closure costs and related severance costs decreased from $2.2 million ($1.9 million and $0.3 million for closure costs and severance respectively) at April 30, 2007 to $2.1 million ($1.7 million and $0.4 million respectively) at April 30, 2008, primarily due to the timing of those expenditures, as $0.3 million of the closure cost obligation is scheduled to occur in the next year and therefore has been classified as a current liability, compared to $0.1 million classified as a current liability at April 30, 2007. Currently, Pacific Rim has no short- or long-term debt.

The $4.1 million decrease in current assets combined with the $0.4 million increase in current liabilities, resulted in a $4.6 million reduction in working capital from $9.3 million at the end of fiscal 2007 to $4.7 million at the end of fiscal 2008.

The Company will substantially reduce its El Salvador exploration programs in fiscal 2009, until such time as the El Dorado exploitation concession permit is received. The Company’s exploration plans for fiscal 2009 are:

  to complete work on the El Dorado project feasibility study, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study, expected to be completed by December 2008, was restarted subsequent to the end of fiscal 2008 after being halted in March 2007 in order to quantify the Balsamo deposit resources and include them in the study.

  to conduct a mapping and surface sampling program on the Company’s two Costa Rican properties and to launch a grassroots reconnaissance program in Guatemala.

  to continue to advance the El Dorado, Santa Rita and Zamora-Cerro Colorado projects by mapping, surface sam- pling and trenching, maintaining the licences in good standing.

The Company anticipates that its fiscal 2009 exploration plans as outlined above will cost approximately $1.0 million and that general and administrative costs will decrease over fiscal 2008 expenditures due to anticipated staffing reductions. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2009. In order to undertake an expanded exploration program the Company may require additional financing during fiscal 2009. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Though the Denton-Rawhide operation is expected to contribute funds over the coming fiscal year that will be used for exploration or general and administrative expenses, the operation’s contributions to the Company’s cash available for exploration is decreasing annually and in fiscal 2009 it is not expected to contribute significant amounts to the Company’s available working capital. The Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 4.3), if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected in October 2008. Substantial additional financing will be required if the Company is able to commence development activities (construction of an access/haulage ramp) at El Dorado during the coming fiscal year.

Pacific Rim, received $1.4 million during fiscal 2008 (compared to $1.0 million in fiscal 2007) in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine. All payments related to this sale have been received.

9. PROPOSED TRANSACTIONS

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

The Property Purchase and Sale Agreement signed between the Rawhide Joint Venture (of which the Company is a 49% participant) and NRRG concerning the lands occupying the Denton-Rawhide open pits has not yet closed. The anticipated closing date of the amended Agreement is October 31, 2008. Readers are referred to Section 4.3 for additional information.

There are currently no other transactions in process or under contemplation by management or the board of directors that would affect the financial condition, results of operations or cash flows of the Company.

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10. RELATED PARTY TRANSACTIONS

The spouse of a director received a finder’s fee comprised of cash commission of $0.14 million and 152,600 agent warrants in connection with the February 2008 private placement discussed in Section 7.3 above and in Note 12 to the consolidated financial statements.

11. ACCOUNTING ESTIMATES AND POLICIES

11.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, gold in process inventories, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate, 2005 pre-feasibility study, June 2006 resource estimate and January 2008 resource estimate (see Section 3).

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The current inventories recorded in Pacific Rim’s consolidated financial statements includes the Company’s portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Ken-necott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Pacific Rim, in partnership with Kennecott as joint venture partners at the Denton-Rawhide operation, has the responsibility to conduct closure measures upon completion of activities at the mine. Kennecott has estimated closure costs of $4.3 million ($2.1 million attributable to the Company) for the Denton-Rawhide gold mine based on standard reclamation procedures employed at comparable sites and under comparable conditions. The estimated cost of completing closure activities at Denton-Rawhide is uncertain and may be impacted in the future by unforeseen technical issues and/or potential changes in environmental laws. Closure costs are addressed further in Section 13.1 below and in Note 10 to the consolidated financial statements.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

Readers are referred to Notes 2 and 3 to the consolidated financial statements for additional information about Accounting Estimates and Policies.

11.2 Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. These changes were adopted on a retroactive basis with no restatement of prior year financial statements. The new accounting standards are as follows:

In accordance with the new CICA handbook sections 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”, all financial instruments are classified as held-to-maturity,

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available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents, short-term investments and closure fund as available for sale, which are measured at fair value. Receivables, deposits and prepaids and accounts payable were classified as loans and receivables and approximate their fair value due to their short term to maturity.

As a consequence of adopting the Financial Instruments standard at May 1, 2007, the closure fund balance increased by $0.08 million, reflecting the adjustment for unrealized gains to state the balances at fair value.

In accordance with the new CICA handbook section 1530, “Comprehensive Income”, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

The new CICA handbook section 3865, “Hedges”, specifies the criteria under which hedge accounting can be applied, how the hedge accounting should be applied and the related required disclosures. The Company does not apply hedge accounting and therefore the adoption of this standard has no impact.

11.3 New Accounting Standards

A synopsis of new accounting standards is provided below. Readers are referred to Note 4 to the consolidated financial statements.

     11.3.1 International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. The impact of the transition to IFRS on the Company’s consolidated financial statements is not yet determinable.

     11.3.2 Financial Instruments Disclosure

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”, to replace existing section 3861, “Financial Instruments – Disclosure and Presentation”. The purpose of the new financial statement disclosure requirements of section 3862 is to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Section 3863 carries forward, unchanged the presentation requirements of existing section 3861 to enhance the user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The standards are effective for fiscal years beginning on or after October 1, 2007.

     11.3.3 Capital Disclosures

In December 2006, the CICA released Handbook section 1535, “Capital Disclosures”. The purpose of the new requirements of section 1535 is to enable users to evaluate the Company’s objectives, policies and processes for managing capital. This standard is effective for fiscal years beginning on or after October 1, 2007.

     11.3.4 Inventories

In June 2007, the CICA released Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for fiscal years beginning on

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or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

     11.3.5 General Standards on Financial Statement Presentation

In June 2007, the CICA amended Handbook section 1400, “General Standards on Financial Statement Presentation”, which included changes to the requirements to assess and disclose a company’s ability to continue as a going concern. The new amended standard is effective for fiscal years beginning on or after January 1, 2008.

12. FINANCIAL INSTRUMENTS

12.1 Gold Forward Sales

The Company periodically enters into derivative instruments to mitigate exposures to fluctuations in gold commodity prices. At April 30, 2008 the Company had no gold forward contracts outstanding. At April 30, 2007, the Company had 1,000 ounces sold forward at various dates from May 2007 to June 2007 at an average price of $688 per ounce. The estimated fair value of gold forward sales contracts at the April 30, 2007 spot prices was $0.01 million.

12.2 Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short term investments, closure fund balances and receivables, deposits and prepaids. The Company deposits cash and cash equivalents, short term investments and closure fund balances with international financial institutions.

12.3 Interest Rate Risk

The Company does not have any significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

12.4 Fair Values

As at April 30, 2008, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity.

13. ENVIRONMENTAL MATTERS

13.1 U.S. Operations

The Company is subject to federal, state and local environmental laws and regulations with respect to its participation in the Denton-Rawhide residual leach gold operation. The Rawhide Joint Venture has put in place ongoing pollution control and monitoring programs at Denton-Rawhide. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. Kennecott, on behalf of the Rawhide Joint Venture, has posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. The Company has contributed its share of the estimated closure costs for Denton-Rawhide into a Reclamation Trust and has recorded current and long term liabilities totalling $1.9 million for its reclamation obligation with respect to the Denton-Rawhide operation. Estimated future reclamation and property closure costs for Denton-Rawhide are based on current legal and regulatory requirements. Actual costs incurred for reclamation activities in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

The Bureau of Mining Regulation and Reclamation (BMRR), in cooperation with other state, federal and local agencies regulates mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (NAC) 445A.350-NAC 445A.447 and (NAC) 519A.010 - NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and (NRS) 519A.010 - NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada's waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.

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Upon closure of the Denton-Rawhide Property Purchase and Sale Agreement with NRRG, the Rawhide Joint Venture will retain the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain its environmental obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset’s life.

13.2 International Operations

The Company currently has no mining operations located outside of the U.S. The Andacollo Share Purchase Agreement signed between the Company and an arms-length private corporation in fiscal 2006 (see Section 3.5) relieved Pacific Rim of any further reclamation or environmental responsibilities at the Andacollo operation in Chile.

The Company’s exploration properties, primarily located in El Salvador, are governed by existing local environmental laws, though the Company elects in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

The Company’s exploration programs are designed according to industry best practices to have minimal to no impact on flora, fauna and surface or underground water sources. Temporary disturbances (temporary access roads, drill pads, mud pits, hand dug trenches, impacts on existing infrastructure) are reclaimed and repaired. Using the same methods required for structural studies at dam site and large construction sites, drill holes are capped with either a 50 meter grout cap or are completely filled with grout, depending on the geologic environment. The temporary access trails, drill pads and mud sumps are reclaimed by filling in ruts, holes and pits, re-contouring any banks or steep cuts, building water diversion ditches to control runoff and planting fast growing, native grasses to stabilize the ground. Trenches are refilled and replanted in a like manner, and fence barriers are occasionally built to control livestock movement around reclaimed areas. Permanent or long term disturbances such as roads, buildings, wells, walls and fences, gates, etc. are constructed with erosion controls and stability measures including, as necessary, “badenes”, rock retaining walls, water diversion ditches, drain pipes and/or stabilizing vegetation, and are constructed to standards exceeding local regulation. Often, local tree varieties are harvested then replanted in the disturbed areas when it does not conflict with normal local usage. All areas of reclamation and construction are monitored on an annual basis. If additional repair is required because of the initial construction, it is repaired until the area gains stability. The Company’s professional environmental staff has volunteered and assisted the local authorities in evaluating other arms-length environmental, geologic, hydrologic, disaster sites around the immediate communities by conducting land slide analysis, ground water studies, surface water studies, land fill site studies, helping to evaluate other industrial waste sites, fire prevention, disease control, disaster relief preparedness and first aid.

Contractors to the Company are required to use certified, non-polluting, non-toxic additives in drilling programs and comply with international work and safety standards and procedures. These issues are routinely monitored by Company employees under the direction of the local environmental and safety managers. Environmental compliance and risk is regularly assessed by third party contractors specializing in mining and exploration risk management. In addition, the Company has established showcase programs for environmental protection, waste management and reforestation in order to educate workers and local populace on common best practice measures for a healthier, cleaner and safer living and working environment.

Ongoing reclamation activities associated with the Company’s exploration stage properties are expensed as exploration in the period incurred.

14. CONTROLS AND PROCEDURES

14.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

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Management, including the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at April 30, 2008. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and is accumulated and communicated to management, including the Company’s CEO and CFO to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports.

14.2 Internal Controls Over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at April 30, 2008, the Company’s internal control over financial reporting was effective.

Notwithstanding the foregoing, because of the inherent limitations, internal control over financial reporting may not prevent of detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There have been no changes in the Company’s internal control over financial reporting during the year ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP has issued an opinion on the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, which can be found in the “Independent Auditor’s Report” included in the Company’s consolidated financial statements for the years ended April 30, 2008 and 2007.

15. RISKS AND UNCERTAINTIES

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company’s sole source of income, from gold production at the Denton-Rawhide residual leach operation, is generally decreasing with time and is not sufficient to fund the Company’s typical exploration and general and administrative expenses. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

15.1 Exploration, Development and Operating Risks

Resource exploration, development, and operations is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurate be predicted but the effect can be materially adverse.

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Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Project, on which proven and probable reserves were defined in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource and reserve estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. Nonetheless, there can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

15.2 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

15.3 Title to Properties

The Company has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the El Salvadoran government is a requirement for approval of the exploitation concession by the eco-

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nomic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to the Company that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that the Company’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

15.4 Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

As disclosed in Section 3.1.4, the Company has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and may as a result be forced to consider legal recourse through CAFTA and/or El Salvadoran law. There can be no assurance that the Company will be successful in obtaining its sought-after El Dorado exploitation concession, or that any legal challenges it may choose to undertake in order to resolve the Government of El Salvador’s failure to process the El Dorado EIS and/or exploitation concession application will be successful.

15.5 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2008, the Company had an accumulated deficit of $74.9 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the coming fiscal year and beyond. There can be no assurance that the Company will realize revenue growth or achieve profitability.

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15.6 Financing Risks

The Company’s sources of financing include current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide. The Company utilizes these funding sources to finance its exploration activities and general and administrative expenses, and though many corporate costs are fixed, the Company is able to adjust its exploration expenses to reflect its current and anticipated working capital balances. Additional financing may be required in order to meet the Company’s immediate and long term exploration and general and administrative costs, or the Company’s exploration program expenditures may need to be reduced. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will be sufficient or that additional funding will be available to the Company in the future to conduct long term exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

15.7 Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is outside the Company’s control. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

15.8 Forward Selling Activities

The Company may utilize forward sales contracts to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honour their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

15.9 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

15.10 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting

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of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

15.11 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

15.12 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

15.13 Adequacy of Insurance Coverage

The mining industry is subject to significant inherent risks and hazards. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

15.14 Changes to the Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. The U.S. Congress is considering a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things: impose a royalty on the production of metals or minerals from unpatented mining claims; reduce or prohibit the ability of a mining company to expand its operations; and require a material change in the method of exploiting the reserves located on unpatented mining claims. All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

15.15 Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Den-ton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the

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Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future, of which $2.6 million is to the Company’s account. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although the Company’s closure fund balance of $3.7 million is believed to be sufficient to cover all remaining closing costs for which it is responsible, the estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

15.16 Environmental Risks and Hazards

The Company’s exploration, development and operational activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners of operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

15.17 Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

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15.18 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

15.19 Foreign Private Issuer Status

The Company is currently designated a ‘foreign private issuer” as defined in Rule 3B-4 under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law, which allows the Company to use the Multi-Jurisdictional Disclosure System (“MJDS”). In order to maintain this status, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

16. OUTSTANDING SHARE DATA

The following table outlines the common shares outstanding at and subsequent to the year end to July 17, 2008:

Number of
Common Shares

Balance on April 30, 2008	116,915,460
Shares issued subsequent to year end	–
Balance on July 17, 2008	116,915,450

17. OUTLOOK

Pacific Rim will curtail its exploration programs and expenditures in El Salvador in fiscal 2009, until such time as the Company receives the permit for the El Dorado exploitation concession. Without receipt of this permit, or final approval of its El Dorado EIS, which would strongly indicate the Government of El Salvador’s intention to grant the El Dorado exploitation concession, the Company does not intend to invest the millions of dollars in exploration in El Salvador, either on the El Dorado project or its grassroots Santa Rita or Zamora-Cerro Colorado projects, it has in previous years. The Company anticipates expending approximately $1.0 million on exploration during fiscal 2009, which will be spent on low cost mapping, sampling and trenching programs at El Dorado, Santa Rita and Zamora-Cerro Colorado, as well as initial exploration and prospecting on its new Costa Rican gold projects, and on limited community relations programs in the El Dorado and surrounding area. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

The Company will continue its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens during fiscal 2009. Pacific Rim’s history of supporting local inhabitants and building bridges with all stakeholders is well documented, is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it operates.

Should a negotiated resolution to the ongoing delays in obtaining the El Dorado exploitation concession, or other indications that a resolution may be forthcoming as described above not materialize in the near term, the Company intends to initiate legal proceedings under both CAFTA and El Salvadoran law to protect its rights regarding the future of the El Dorado project.

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The Denton-Rawhide land sale agreement is expected to close during fiscal 2009, after which the Company intends to investigate methods by which it can monetize its long term royalty payment on the landfill operation proposed by the purchasers. Gold production at Denton-Rawhide is expected to continue at declining rates throughout fiscal 2009 as is typical of residual leach operations.

18. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

	Total Cash	Total Cash	Total Cash
	Production Costs	Production Costs	Production Costs
	for Year Ended	for Year Ended	for Year Ended
	April 30, 2008	April 30, 2007	April 30, 2006

Operating costs	$5,571	$5,442	$4,410
Silver credits realized	$(1,084)	$(1,254)	$(1,043)
Inventory Change	$188	$265	n/a
Cost base for calculation	$4,675	$4,453	$3,367
Gold ounces produced	8,339	11,768	15,117
Cost base per gold ounce produced	$561	$378	$223

19. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 40-F filing (available at www.sec.gov); and corporate website www.pacrim-mining.com.

20. NATIONAL INSTRUMENT 43-101 DISCLOSURE

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is a geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

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The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The July 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the July 2006 El Dorado resource estimate was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steven Ristor-celli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the financial statements and recommends their approval to the Board of Directors. The Company’s independent auditors have full access to the Audit Committee, with and without management being present. The Audit Committee meets periodically with management and the independent auditors to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, our independent auditors, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

April Hashimoto	Thomas C. Shrake
Chief Financial Officer	Chief Executive Officer

Vancouver, Canada	Vancouver, Canada
July 18, 2008	July 18, 2008

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DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at April 30, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by us under the United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of internal control over financial reporting. Based on this assessment, management has concluded that as at April 30, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting as at April 30, 2008 has been audited by Pricewater-houseCoopers LLP, our independent auditors, as stated in their report included with our annual consolidated financial statements.

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Pacific Rim Mining Corp.

We have completed an integrated audit of Pacific Rim Mining Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at April 30, 2008 and an audit of the Company’s 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. as at April 30, 2008 and April 30, 2007, and the related consolidated statements of loss, shareholders’ equity, cash flows and comprehensive loss for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at April 30, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at April 30, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements as at April 30, 2006 and for the year then ended were audited by predecessor auditors who expressed an opinion without reservation on those statements, before the restatement as described in note 15 of the April 30, 2007 financial statements, in their report dated June 6, 2006.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and April 30, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Pacific Rim Mining Corp.’s internal control over financial reporting as at April 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the

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transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at April 30, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Vancouver, B.C.	PRICEWATERHOUSECOOPERS LLP
July 18, 2008	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements, and where there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 3 to the consolidated financial statements. Our report to the shareholders dated July 18, 2008 is expressed in accordance with Canadian reporting requirements which do not permit a reference to such events and conditions in the auditor’s report when they are properly accounted for and adequately disclosed in the financial statements.

Vancouver, B.C.	PRICEWATERHOUSECOOPERS LLP
July 18, 2008	CHARTERED ACCOUNTANTS

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CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30
In thousands of U.S. dollars

	2008	2007
	$	$

ASSETS
Current Assets
Cash and cash equivalents	1,922	2,484
Short term investments (Note 6)	4,232	7,937
Inventory (Note 7)	1,290	1,077
Receivables, Deposits & Prepaids	222	310

	7,666	11,808
Property, Plant and Equipment (Note 8)	6,793	6,271
Restricted Cash (Note 5)	24	24
Closure Fund (Note 10(a))	3,787	3,391
	18,270	21,494

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	2,552	2,285
Asset Retirement Obligation – current portion (Note 10(a))	260	135
Pension and Post-Retirement Benefit Liability – current portion (Note 11)	131	115

	2,943	2,535
Future Income Tax Liability (Note 14)	1,046	–
Asset Retirement Obligation (Note 10(a))	1,664	1,917
Pension and Post-Retirement Benefit Liability (Note 11)	72	115
Severance Liability (Note 10(b))	384	290

	6,109	4,857

SHAREHOLDERS’ EQUITY
Share Capital (Note 12)
Authorized:
unlimited common shares without par value
Issued and fully paid:
116,915,460 (2007 – 109,781,960) shares outstanding	82,649	76,765
Contributed Surplus	4,170	1,993
Accumulated Other Comprehensive Income	197	–
Deficit	(74,855)	(62,121)

	12,161	16,637

	18,270	21,494

Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 8 (iii))
Commitments (Note 15)

APPROVED BY THE BOARD OF DIRECTORS:

Director	Director

The accompanying notes are an integral part of these financial statements.

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CONSOLIDATED STATEMENTS OF LOSS
FOR THE YEAR ENDED APRIL 30
In thousands of U.S. dollars, except for per share amounts

	2008	2007	2006
	$	$	$

Revenue	7,680	8,337	8,024

Cost of Sales
Operating costs	5,571	5,442	4,410
Depreciation and accretion	513	140	79

	6,084	5,582	4,489

Mine Operating Income	1,596	2,755	3,535

Expenses (Income)
Exploration
– direct	11,399	10,401	6,237
– stock-based compensation (Note 12)	372	263	52
General and administrative
– direct	3,099	2,346	1,504
– stock-based compensation (Note 12)	622	705	166
Interest income	(408)	(642)	(251)
Foreign exchange loss (gain)	(438)	86	(264)
Gain on sale of property, plant and equipment	–	–	(11)

	14,646	13,159	7,433

Loss Before Taxes and Discontinued Operations	(13,050)	(10,404)	(3,898)

Income Taxes (Note 14)	(1,084)	(13)	(59)

Loss Before Discontinued Operations	(14,134)	(10,417)	(3,957)
Discontinued Operations – Recovery of Investment
In Andacollo Mine (Note 1)	1,400	1,000	3,349

Loss for the Year	(12,734)	(9,417)	(608)

Loss Per Share before Discontinued Operations
– Basic and Diluted	(0.13)	(0.10)	(0.05)
Loss Per Share after Discontinued Operations
– Basic and Diluted	(0.11)	(0.09)	(0.01)

Weighted Average Shares Outstanding (thousands)	111,123	106,939	82,528

The accompanying notes are an integral part of these financial statements.

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
In thousands of U.S. dollars

		Share
	Share	Capital –		Accumulated
	Capital –	Common		Other
	Common	Shares	Contributed	Comprehensive	Accumulated	Total
	Shares	Amount	Surplus	Income	Deficit	Equity
	#	$	$	$	$	$

Balance – April 30, 2005	80,642,194	57,435	810	–	(52,096)	6,149

Shares issued for cash,
net of costs	23,900,000	16,361	–	–	–	16,361
Shares issued for cash
– options exercised	783,766	347	–	–	–	347
Shares issued for property
option payment	50,000	38	–	–	–	38
Shares issued for services	215,000	150	–	–	–	150
Warrants issue costs	–	(168)	168	–	–	–
Stock-based compensation	–	–	218	–	–	218
Fair value of options exercised	–	15	(15)	–	–	–
Loss for the Year	–	–	–	–	(608)	(608)

Balance – April 30, 2006	105,590,960	74,178	1,181	–	(52,704)	22,655
Shares issued for cash
– options exercised	2,644,000	1,208	–	–	–	1,208
Shares issued for cash
– warrants exercised	1,195,000	862	–	–	–	862
Shares issued for services	152,000	111	–	–	–	111
Shares issued for property
option payment	200,000	199	–	–	–	199
Fair value of warrants exercised	–	168	(168)	–	–	–
Fair value of options exercised	–	39	(39)	–	–	–
Warrants issued for property
option payment	–	–	51	–	–	51
Stock-based compensation	–	–	968	–	–	968
Loss for the year	–	–	–	–	(9,417)	(9,417)

Balance – April 30, 2007	109,781,960	76,765	1,993	–	(62,121)	16,637
Adoption of new accounting
standards (Note 3)	–	–	–	77	–	77
Stock-based compensation	–	–	994	–	–	994
Fair value of options exercised	–	139	(139)	–	–	–
Shares issued for cash
– options exercised	282,500	216	–	–	–	216
Shares issued for cash,
net of cost	6,711,000	5,496	1,204	–	–	6,700
Shares issued for property
option payment	140,000	151	–	–	–	151
Warrants issue costs	–	(118)	118	–	–	–
Unrealized gain on financial assets
classified as available-for-sale	–	–	–	120	–	120
Loss for the year	–	–	–	–	(12,734)	(12,734)

Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161

The accompanying notes are an integral part of these financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30
In thousands of U.S. dollars

	2008	2007	2006
	$	$	$

Operating Cash Flows
Loss before Discontinued Operations	(14,134)	(10,417)	(3,957)
Items not affecting cash:
Depletion, depreciation and amortization	571	155	98
Accretion and closure costs	229	60	91
Severance and pension costs	106	(50)	76
Warrants issued for property option payment	–	51	38
Shares issued for property option payment	151	199	–
Shares issued for services	–	111	150
Stock based compensation	994	968	218
Interest earned on closure fund	(155)	(143)	(126)
Future income tax recovery	984	–	–
Gain from disposition of plant and equipment	(3)	–	(11)

	(11,257)	(9,066)	(3,423)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	267	1,403	(332)
Closure cost expenditures	(162)	(127)	(110)
Inventories	(213)	(266)	(524)
Receivables	88	(143)	(50)

Cash flow Used for Operating Activities	(11,277)	(8,199)	(4,439)

Investing Activities
Net short term investment redemption	3,779	6,683	(14,262)
Purchases of property, plant and equipment	(1,383)	(798)	(46)
Increase in restricted cash	–	(24)	–
Proceeds of disposition of property, plant and equipment	3	–	11
Proceeds from discontinued operations	1,400	1,000	3,349

Cash Flow Provided By (Used for) Investing Activities	3,799	6,861	(10,948)

Financing Activities
Shares issued for cash, net of issuance costs	6,916	2,065	16,708

Cash Flow Provided By Financing Activities	6,916	2,065	16,708

Net Increase (Decrease) in Cash and Cash Equivalents	(562)	727	1,321
Cash and cash equivalents – Beginning of year	2,484	1,757	436

Cash and Cash Equivalents – End of Year	1,922	2,484	1,757

Supplementary Schedule of Cash Transactions:
Income taxes paid during the period	100	13	59

The accompanying notes are an integral part of these financial statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
FOR THE YEAR ENDED APRIL 30
In thousands of U.S. dollars

2008
$
Net Loss for the Year	(12,734)
Other comprehensive income
Unrealized gains on investments available for sale (net of taxes of $62)	120
Comprehensive Loss for the Year	(12,614)

The accompanying notes are an integral part of these financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2008, 2007 and 2006
In thousands of U.S. dollars

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out generative exploration activities in Costa Rica and Guatemala.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Sal-vador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. During the year, the Company incurred a loss of $12,734 and as at April 30, 2008 has an accumulated deficit of $74,855. The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes. These conditions and risks cast substantial doubt on the validity of the going concern assumption.

The operations of the Company have been funded primarily by its interest in the Denton Rawhide Joint Venture, funds raised through a short form prospectus equity financing that closed on March 1, 2006 and funds raised through a private placement that closed on February 29, 2008. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate, and these adjustments could be material.

Shut Down and Sale of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of the mine and the estimated realizable value of capital assets after all liabilities had been liquidated.

Proceeds from creditor distribution and payments related to subsequent sales of the previously written off assets are recorded as “Discontinued Operations – Recovery of Investment In Andacollo Mine”.

On September 21, 2005 the Company entered into an agreement to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the Andacollo Mine for a total price of $5,400. $3,000 of the proceeds was received upon signing this agreement and was recorded as described above. The remaining payments of $1,000 and $1,400 against a promissory note were received as scheduled on September 26, 2006 and September 20, 2007 respectively. The promissory note bore no interest and was secured by a charge over the assets sold.

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2. SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

These consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 17.

These consolidated financial statements include the accounts of the Company’s wholly-owned active subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pac Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing investments with maturities of three months or less at the purchase date. Cash equivalents are designated as available for sale and are recorded at fair value with unrealized gains and losses recorded in other comprehensive income.

Short Term Investments

Short term investments are comprised of interest-bearing deposits with a term to maturity from inception of greater than three months. These investments are designated as available for sale and are recorded at fair value with unrealized gains and losses recorded in other comprehensive income.

Inventory

Inventory is comprised of in-process inventory at the mine and gold and silver bullion. Inventory is valued at the lower of cost and net realizable value. Cost is comprised of production costs for the dore produced, including the materials, labour and depreciation relating to the processing of the ore in the heap leach.

Property, Plant and Equipment

Property, plant and equipment are stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated over the estimated useful lives of the assets on a units of production basis or on a straight-line basis as appropriate.

Mineral Properties

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned or sold.

Asset Impairment

Reviews are undertaken to evaluate the carrying values of property, plant and equipment and mineral properties when events or changes in circumstances indicate that carrying values may not be recoverable. When information is available and conditions suggest a potential impairment, estimated future net cash flows for the mine or property are calculated using estimated future prices, mineral resources and operating, capital and reclamation costs on an undiscounted basis. When estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of the mine or property are recorded to the extent the net book value exceeds fair value, estimated using the discounted future cash flows, through a charge to earnings.

Asset Retirement Obligations

The Company recognizes asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the expected useful life of the asset.

Severance Obligations

Where there is an existing plan to provide contractual termination benefits to employees, the Company recognizes the obligation as a liability and corresponding expense in the period that the employees’ entitlement to the benefits is probable and the amounts can be reasonably estimated. Changes to the estimate of the amount are accounted for as adjustments to the liability with a corresponding charge to earnings.

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2. SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES – CONTINUED

Pension Plans and Other Post-Retirement Benefits

Defined Benefit Pension Plan

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based upon the best estimates including discount rate, inflation rate, expected plan performance, salary escalation and retirement dates of employees. The expected return on plan assets is estimated based on fair value of plan assets, asset allocation and expected long-term returns on these components.

Actuarial gains or losses arise from the difference between actual long term rate of return on plan assets for a period and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. These amounts are recognized as a charge to earnings as incurred.

Non-Pension Post-Retirement Plan

The costs of certain health and welfare benefit plans for certain employees are expensed over the period in which the employees render services. These non-pension retirement benefits are funded as they become due.

Income Taxes

Current income taxes are recorded based on estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases for assets and liabilities using substantively enacted tax rates for the period in which the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Share Capital

Share capital issued as non-monetary consideration is recorded at an amount based on fair market value.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on a relative fair value as follows: the fair value of common shares is based on the price at market close on the date the units are issued and the fair value of the common share purchase warrants is determined using a Black-Scholes pricing model.

Stock-based Compensation

The Company recognizes stock based compensation expense based on the estimated fair value of the options on the date of the grant, determined using a Black-Scholes option pricing model. The fair value of the options is recognized over the vesting period of the options granted as stock based compensation expense and corresponding adjustment to contributed surplus. Proceeds arising from the exercise of options are credited to share capital.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when delivery has occurred, title to the bullion has passed to the buyer, evidence of an arrangement exists, the selling price is fixed or determinable, and collection is reasonably assured.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. In periods where a loss is incurred, the conversion, exercise or contingent issuance of securities has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

Derivative Transactions

The Company periodically enters into derivative instruments to mitigate exposures to gold commodity prices. The Company does not apply hedge accounting. Derivative financial instruments, including embedded derivatives, are held-for-trading and recorded on the balance sheet at fair value with realized and unrealized gains and losses recorded in net earnings. Fair values for derivative instruments held-for-trading are determined using valuation techniques. Valuations use assumptions based on market conditions existing at the balance sheet date. Realized gains and losses are recorded as a component of operating cash flow.

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2. SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES – CONTINUED

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
ii)	Non-monetary assets, liabilities and equity at historical rates, and
iii)	Revenue and expense items at the average rate of exchange prevailing during the period, except depreciation which is recorded at historical rates.

Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

3. CHANGES IN ACCOUNTING POLICIES

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. These changes were adopted on a retroactive basis with no restatement of prior year financial statements. The new accounting standards are as follows:

Financial Instruments

In accordance with the new CICA handbook sections 3855, “Financial Instruments – Recognition and Measurement” and 3861, “Financial Instruments – Disclosure and Presentation”, all financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents, short-term investments and closure fund as available for sale, which are measured at fair value.

Receivables and deposits are classified as loans and receivables and accounts payable are classified as other financial liabilities and are recorded at amortized cost.

As a consequence of adopting these standards at May 1, 2007, the closure fund balance increased by $77, reflecting the adjustment for unrealized gains to state the balance at fair value.

Comprehensive income

In accordance with the new CICA handbook section 1530, “Comprehensive Income”, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

Hedges

This new CICA handbook section 3865, “Hedges”, specifies the criteria under which hedge accounting can be applied, how the hedge accounting should be applied and the related required disclosures. The Company does not apply hedge accounting and therefore the adoption of this standard has no impact.

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4. NEW ACCOUNTING STANDARDS

Recent accounting pronouncements issued which may affect the Company in the future are:

Financial Instruments Disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”, to replace existing section 3861, “Financial Instruments – Disclosure and Presentation”. The purpose of the new financial statement disclosure requirements of Section 3862 is to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Section 3863 carries forward, unchanged the presentation requirements of existing section 3861 to enhance the user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The standards are effective for fiscal years beginning on or after October 1, 2007.

Capital Disclosures

In December 2006, the CICA released Handbook Section 1535, “Capital Disclosures”. The purpose of the new requirements of section 1535 is to enable users to evaluate the Company’s objectives, policies and processes for managing capital. This standard is effective for fiscal years beginning on or after October 1, 2007.

Inventories

In June 2007, the CICA released Handbook Section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

General Standards on Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, “General Standards on Financial Statement Presentation”, which included changes to the requirements to assess and disclose a company’s ability to continue as a going concern. The new amended standard is effective for fiscal years beginning on or after January 1, 2008.

5. RESTRICTED CASH

The Company has $24 (2007 – $24) in environmental bonds relating to exploration properties in El Salvador.

6. SHORT TERM INVESTMENTS

	2008	2007
	$	$

Short Term Investments	4,232	7,937

At April 30, 2008 and 2007, short term investments are comprised of guaranteed investments certificates and/or bankers acceptances guaranteed by large North American banking institutions that are callable on demand and pay interest for the period of the investment.

7. INVENTORY

	2008	2007
	$	$

Bullion	1,060	778
In-process inventory	230	299

	1,290	1,077

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8. PROPERTY, PLANT AND EQUIPMENT

	2008	2007
	$	$
Office Equipment and Vehicles	399	252
Accumulated Depreciation	(233)	(175)
	166	77
Rawhide Mining Facility (Note 9)	26,745	26,542
Accumulated depreciation and amortization	(25,572)	(25,059)
	1,173	1,483
Mining Property Acquisition Costs – El Salvador	5,454	4,711
	6,793	6,271

El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador government NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superceded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. During the third quarter of 2007, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment. During fiscal 2008, upon transfer of title in the parcel of land to the Company, the final $671 was paid.

iii)

Measurement uncertainty: The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. Subsequent to April 30, 2008, the Company re-started the work on the El Dorado feasibility study; however the Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application. The continued delays or one of more the issues noted above or other factors beyond the control of the Company could adversely impact operations in El Salvador or result in the impairment of the El Dorado prop- erty in the future; such impairment could be material.

iv)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

v)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession known as the Zamora property. Upon TSX approval of this original agreement, the Company was required to make a payment of 50,000 shares. The agreement was sub- sequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concession by making advance annual royalty payments as follows:

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8. PROPERTY, PLANT AND EQUIPMENT – CONTINUED

El Salvador Properties – continued

Upon TSX approval of the amended agreement: 100,000 shares plus 100,000 warrants of the Company

Yearly advanced royalty payments:	The greater of:
First anniversary	100,000 shares or US $100 in shares of the Company
Second anniversary	140,000 shares or US $140 in shares of the Company
Third anniversary	200,000 shares or US $200 in shares of the Company
Fourth anniversary	300,000 shares or US $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or US $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, 100,000 shares were issued pursuant to the first anniversary payment. On Febru-ary 11, 2008, 140,000 shares were issued pursuant to the second anniversary payment.

Other Exploration Properties

The Company holds exploration rights on mineral claims in Costa Rica which are largely unexplored and undeveloped.

9. DENTON-RAWHIDE JOINT VENTURE

i)

The Company owns a 49% interest in the Denton-Rawhide Mine, a residual gold heap leach operation located near Fallon, Nevada. The Company’s 49% interest in assets and liabilities of the joint venture is summarized as follows:

	2008	2007	2006
	$	$	$

Current assets	1,637	1,209	814
Property, plant and equipment	1,173	1,483	453
Closure fund	3,787	3,391	3,248
Current liabilities	(1,573)	(1,003)	(431)
Long-term liabilities	(2,120)	(2,322)	(1,624)

Net assets	2,904	2,758	2,460

The condensed statements of operating income of the Company’s 49% interest are as follows:

	2008	2007	2006
	$	$	$

Sales	7,680	8,337	8,024
Costs and expenses	(6,084)	(5,582)	(4,489)

	1,596	2,755	3,535

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	2008	2007	2006
	$	$	$
Cash flows provided by operations	2,075	2,790	2,862
Cash flows provided by (used for) investment activities	(438)	(253)	(3)
Cash flows provided by (used for) financing activities	–	–	–
Net cash flow	1,637	2,537	2,859

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ii)

By agreement dated October 28, 2004 subsequently amended in October 2006 and November 2007 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utiliz- ing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As con- sideration for certain real property, including access and water rights, NRRG will pay $1,500. To-date, $500 of the amount has been paid into trust by NRRG to fund additional activities needed to close the transaction, including the acquisition by Rawhide of title to additional lands within the area of interest and to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The remaining $1,000 balance of the NRRG consideration is to be paid on the closing date. Upon closing, Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on clos- ing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The November 2007 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October, 31, 2008 (formerly October 31, 2007 pursuant to the first amendment to the agreement).

10. MINE POST-CLOSURE OBLIGATIONS

(a) Asset Retirement Obligations

Asset retirement obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. The Company has future obligations relating to its share of the cost of retiring the mining assets at the Denton-Rawhide mine, including dismantling, remediation and ongoing treatment and monitoring of the site. The exact nature of the environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by government agencies.

The following table details the changes in the Company’s share of the asset retirement obligations at the Denton Rawhide mine:

	2008	2007
	$	$
Opening balance	2,052	1,443
Adjustments to closure cost estimate	(49)	676
Reclamation spending	(162)	(127)
Accretion	83	60
Ending balance	1,924	2,052
Less current portion	(260)	(135)
	1,664	1,917

The key assumptions on which the carrying amount of the asset retirement obligation is based are:

	2008	2007
Total undiscounted cashflows	$2,075	$2,115
Expected timing of cashflows to settle obligation	4 years	5 years
Discount rate	4.0%	4.0%

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10. MINE POST-CLOSURE OBLIGATIONS – CONTINUED

Closure Fund

The Denton-Rawhide Closure Fund, held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities and severance obligations. The fund is comprised of investments held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2008 was $3,787 (2007 – $3,468). At April 30, 2008, closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator.

(b) Severance Obligations

Under a severance plan established by the operator of the Denton–Rawhide mine (“the Severance Plan”), the full-time employees of the mine whose employment is terminated by the mine are entitled to a severance payment and benefits as defined and calculated under the Severance Plan. At April 30, 2008, the Company’s share of this obligation was $384 (2007 – $290).

During the year ended April 30, 2008, $18 (2007 – nil) was drawn from the Closure Fund to pay severances owed to Denton-Rawhide employees due to the cessation of mining activities (heap leaching and processing activities have continued) and the related reduction of the workforce.

11. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

Through its ownership of 49% of the Denton Rawhide joint venture, the Company is responsible for its share of the cost of pension plans and other post-retirement benefit plans (collectively, the “retirement plans”) provided to the employees of the joint venture. Under an agreement between the Company and the operator of the joint venture, the Company’s obligation to fund its share of the pension plan and post-retirement benefit plans terminates one year after the cessation of continuous gold production from the leach pads at the Denton-Rawhide mine.

The joint venture maintains a defined benefit pension plan for its employees. The pension plan provides benefits based on length of service and final average pay, both as defined by the plan. Contributions to the plan are actuarially determined.

Under the health and welfare plan, joint venture employees are provided with post-retirement health and dental benefits for themselves and their dependents. Retirees share in the cost of benefit through caps and deductibles.

(a) Pension Plan (Company’s 49% share)

	2008	2007
	$	$

Fair value of plan assets	1,156	1,061
Benefit obligation	(1,106)	(1,081)

Funding Surplus/(Deficit)	50	(20)

(b) Post Retirement Benefits (Company’s 49% share)

	2008	2007
	$	$

Fair value of plan assets	–	–
Benefit obligation	(253)	(210)

Funding Surplus/(Deficit)	(253)	(210)

(c) Significant assumptions

	2008	2007

Discount rate	6.3%	5.9%
Expected return on plan assets	7.3%	7.3%
Expected rate of salary increase	3.9%	4.0%

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11. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS – CONTINUED

(d) Employee future benefit expense

The recovery recognized for the year was $(27) (2007 – $(50)).

12. SHARE CAPITAL

Common Shares

Authorized: unlimited number of common shares

Stock and Warrant Issues

Through a non-brokered private placement that closed on February 29, 2008 the Company issued 6,711,000 Units priced at CDN$1.05/unit representing total gross proceeds of CDN$7,047. Each Unit is comprised of one common share in the Company and one non-transferable share purchase warrant that entitles the holder to acquire one additional share of the Company at a price of CDN$1.35 for a period of 18 months following the close of financing. Where third parties secured the sale of the Units, they were entitled to a finder’s fee comprised of 7% cash commission and 7% agent warrants. A total of 350,350 agent warrants were issued as a component of the finder’s fee. The spouse of a director received a finder’s fee comprised of cash commission of $137 and 152,600 agent warrants in connection with the private placement. The proceeds received on the issuance of the Units have been allocated to the common share and warrant components on a relative fair value basis. The proceeds allocated to warrants totalled $1,204 and was based on the fair value of the share purchase warrants of CAD$0.25 per warrant which was determined using the Black-Scholes Option Pricing Model assumptions below.

On November 08, 2006 and February 13, 2007 200,000 shares and 100,000 warrants were issued under the terms of the Cerro Colorado exploration agreement dated February 06, 2006 and subsequently amended in September 2006 (see Note 8(a)(v). The $38 non cash fair value of these warrants as calculated using the Black Scholes Option Pricing Model was charged as exploration expenditures.

The assumptions used to determine the cost in the warrants pricing model are summarized below:

	2008	2007

Average risk free interest rate	2.83%	4.00%
Average expected option life	1.5 years	3 years
Stock volatility – based on trading history	57%	54%
Dividend payments during life of option	nil	nil

Details of warrants issued, exercised and outstanding are:

	Number of	Exercise price
	warrants	($Cdn)	Expiry

April 30, 2007	100,000	0.81	November 07, 2009
Issued
February 29, 2008	6,711,000	1.35	August 29, 2009
February 29, 2008	350,350	1.11	August 29, 2009

April 30, 2008	7,161,350

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

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12. SHARE CAPITAL – CONTINUED

Stock Options – continued

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Current option details are as follows:

		Number of Options
					Weighted
					Average
					Exercise
	Pre-Amalgamation	October	August		Price
	Plans	2002 Plan	2006 Plan	Total	(in Cdn $)	Expiry
Options outstanding at
April 30, 2005	1,601,100	4,520,800	–	6,121,900	$0.63	2005-2010
Year ended April 30, 2006
– granted	–	12,500	–	12,500	$0.93	2008
– expired/cancelled	(30,800)	(93,334)	–	(124,134)	$0.73	2005-2010
– exercised	(611,300)	(172,466)	–	(783,766)	$0.55	2005-2010

Options outstanding at
April 30, 2006	959,000	4,267,500	–	5,226,500	$0.63	2006-2010
Year ended April 30, 2007
– granted	–	1,000,000	1,795,000	2,795,000	$0.90	2007-2012
– exercised	(959,000)	(1,685,000)	–	(2,644,000)	$0.50	2006-2007

Options outstanding at
April 30, 2007	–	3,582,500	1,795,000	5,377,500	$0.86	2008-2012

Year ended April 30, 2008
– granted	–	–	2,400,000	2,400,000	$1.12	2012-2013
– expired/cancelled	–	(60,000)	(30,000)	(90,000)	$0.84	2008-2011
– exercised	–	(282,500)	–	(282,500)	$0.79	2008-2010

Options outstanding at
April 30, 2008	–	3,240,000	4,165,000	7,405,000	$1.01	2008-2013

Vested as at April 30, 2008	–	2,906,667	2,208,333	5,115,000	$0.90

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12. SHARE CAPITAL – CONTINUED

Stock Options – continued

The following table summarizes information about stock options outstanding to directors, employees and consultants as at April 30, 2008

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested

July 23, 2008	$0.43	130,000	130,000
October 8, 2008	$0.85	1,065,000	1,065,000
February 18, 2010	$0.75	1,045,000	1,045,000
June 27, 2010*	$0.99	220,000	–
June 15, 2011	$0.74	500,000	333,334
August 27, 2011	$0.92	500,000	333,333
August 28, 2011	$0.92	1,440,000	1,065,000
December 03, 2011	$1.34	125,000	83,333
February 11, 2012	$1.32	200,000	133,333
June 12, 2012	$0.90	60,000	20,000
August 27, 2012	$0.96	300,000	300,000
March 09, 2013	$1.17	1,820,000	606,667

		7,405,000	5,115,000

* These are performance vested options that have a term of three years and vest upon attaining specified milestones.

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are as follows:

	2008	2007	2006
	$	$	$

Administrative costs	622	705	166
Exploration costs	372	263	52

Total stock-based compensation	994	968	218

Black-Scholes assumptions for option grants during each year are as follows:

	2008	2007	2006
Average risk free interest rate	3.94%	4.01%	3.83%
Average expected option life (years)	5 years	4.2 years	4.0 years
Average stock volatility – based on trading history	66%	78%	88%
Dividend payments during life of option	nil	nil	nil
Total average fair value of option granted	$389	$309	$315

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

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13. FINANCIAL INSTRUMENTS

(a) Gold Forward Sales

The Company periodically enters into derivative instruments to mitigate exposures to gold commodity prices.

At April 30, 2008, the Company had no forward gold sales contracts (2007 – 1,000 ounces for future delivery of gold at various dates from May 2007 to June 2007 at an average price of US$688 per ounce). The estimated fair value of gold forward sales contracts at the April 30, 2007 spot prices was $10.

(b) Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short term investments, closures fund balances and receivables and deposits. The Company deposits cash and cash equivalents, short term investments and closure fund balances with international financial institutions.

(c) Interest Rate Risk

The Company does not have any significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

(d) Fair Values

As at April 30, 2008, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity.

14. INCOME TAXES

a) A reconciliation between the Company’s statutory and effective tax rates is as follows:

	2008	2007

Tax rate	33.1%	34.1%
Loss for the year before taxes and discontinued operations	$13,050	$10,404

Income tax recovery computed at statutory rate	4,319	3,548
Change in future tax rates	(3,513)	–
Difference between statutory and foreign tax rates	(989)	(975)
Benefit of tax losses and other deductions not recognized	(695)	(2,280)
Stock based compensation	(206)	(306)

Income tax expense	$(1,084)	$(13)

Current income tax expense	$(100)	$(13)

Future income tax expense	$(984)	$–

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14. INCOME TAXES – CONTINUED

b) The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years.

As at April 30, 2008 the Company has the following tax loss carry forwards and deductions::

		Amount
Country	Category	$	Expiry

Argentina	Operating losses	2,633	2009-2013
Canada	Non-capital losses	9,107	2009-2028
	Net capital losses	58,210	N/A
	Mineral expenditures	11,640	N/A
United States	Operating losses – Regular tax	2,082	2009-2027
	Operating losses – Alternative minimum tax	56	2009-2027

c) Future income tax assets are not recorded for the above tax loss carry forwards as they are not considered to be more likely than not to be realized. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company’s future income tax assets, after applying substantively enacted corporate income tax rates are as follows:

	2008	2007
	$	$
Non-capital losses and other deductions	4,305	4,370
Net capital losses	15,135	16,373
Property plant and equipment and mineral expenditures	3,859	9,374
Accrued closure costs	649	900
	23,948	31,017
Less: Valuation allowances	(23,948)	(31,017)
	–	–
Mineral property acquisition costs	(1,046)	–
	(1,046)	–

15. COMMITMENTS

Operating Leases

The Company has entered into operating leases for office premises, office equipment and vehicles. Minimum lease payments are as follows:

	Office	Office
	Premises (i)	Equipment	Vehicles	Total
	$	$	$	$

2009	40	7	48	95
2010	40	5	15	60
2011	40	5	4	49
2012	40	5	–	45
2013 and beyond	30	2	–	32

	190	24	67	281

(i) In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

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16. SEGMENTED INFORMATION

The Company has five operating segments comprised of the joint venture interest in the Denton Rawhide mine in the USA, exploration projects in Argentina, Chile and Argentina and the corporate head office based in Canada.

	2008	2007	2006
	$	$	$
Total Assets
Canada	5,641	9,748	16,392
USA	6,632	6,183	4,557
El Salvador	5,987	5,554	4,347
Argentina	10	9	24
Total	18,270	21,494	25,320
Total Property, Plant and Equipment
Canada	17	77	17
USA	1,173	1,483	453
El Salvador	5,603	4,711	4,248
Total	6,793	6,271	4,718
Revenue
USA	7,680	8,337	8,024
Total	7,680	8,337	8,024
Depreciation, Depletion and Amortization
Canada	15	13	6
USA	513	142	92
El Salvador	43	–	–
Total	571	155	98
Net Income (Loss)
Canada	(2,571)	(2,182)	(956)
USA	1,242	2,574	3,071
El Salvador	(12,573)	(10,495)	(5,896)
Argentina	(229)	(278)	(149)
Chile	1,397	964	3,322
Total	(12,734)	(9,417)	(608)

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17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Accounting for Uncertainty in Income Tax Positions

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, “Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109. FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on an audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount that is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for fiscal years beginning on or after December 15, 2006. The Company adopted FIN 48 effective May 1, 2007. The adoption did not result in any difference between Canadian GAAP and US GAAP.

Share Purchase Warrants

In June 2008, the EITF confirmed a consensus that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the Statement of Income/(Loss). The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. This consensus is applicable for fiscal years beginning after December 15, 2008 and accordingly will apply to the Company in the fiscal year commencing May 1, 2009.

Proportionate Consolidation

US GAAP requires investments in joint ventures to be accounted for using the equity method, whereas under Canadian GAAP the accounts of joint ventures are proportionately consolidated. The Company’s joint venture interest qualifies for the SEC accommodation, which allows the continued use of the proportionate consolidation method. Additional information regarding the Company’s joint venture interest is disclosed in note 8.

Financial Instruments

Under Canadian GAAP, prior to adopting the new financial instruments standard effective May 1, 2007, investments in short term investments and the closure fund were recorded at cost. For US GAAP, these investments are designated as ‘available for sale’ and are recorded at fair value with unrealized gains or losses included in other comprehensive income until realized. With the adoption of the new Canadian financial instruments standards effective May 1, 2007, the treatment and recording of unrealized gain and losses on investments has been harmonized. The differences between Cana-dian and US GAAP in 2007 and 2006 were not material.

Recent U.S. Accounting Pronouncements

SFAS No 157, “Fair Value Measurements”, (“SFAS 157”) was issued in September 2006. SFAS 157 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS 157 requires expanded disclosures about fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 will be applied prospectively. The Company is currently evaluating the effects that SFAS 157 may have on its consolidated financial statements.

SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of SFAS No 115” (“SFAS 159”) was issued in February 2007. SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value that are not currently required to be valued at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to help financial statement users understand the effect of the election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

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17. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) – CONTINUED

SFAS No 160, “Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB 51” (“SFAS 160”) was issued in December 2007. SFS 160 specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interest are an element of equity, increases an decreases in the parent company’s ownership interest that leave control intact are accounted for as a capital transaction rather than as a step acquisition or dilution of gains and losses. The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively to all non-controlling interests, including those that arose before the effective date. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

SFAS No 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No 133” (“SFAS 161”) was issued in March 2008. SFAS 161 is intended to improve financial instruments standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. It is effective for financial statements issue for fiscal years beginning after November 15, 2008, with early adoption encouraged. Since the Company does not apply hedge accounting, the adoption of this standard has no impact.

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P A C I F I C   R I M   M I N I N G   C O R P .   A N N U A L   R E P O R T

CORPORATE INFORMATION

HEAD OFFICE	MANAGEMENT

Suite 410, 625 Howe Street	Directors
Vancouver, British Columbia
V6C 2T6 Canada	Catherine McLeod-Seltzer
Telephone: 604-689-1976 or 1-888-775-7097	Chairman
Facsimile: 604-689-1978
Email: general@pacrim-mining.com	Thomas Shrake
Website: www.pacrim-mining.com	President and Chief Executive Officer

EXPLORATION OFFICE	William Myckatyn
Suite 105, 3545 Airway Drive	Lead Director
Reno, Nevada	Chair of Environmental Committee
89511 USA
Telephone: 775-852-5888	David Fagin
Facsimile: 775-852-0323	Chair of Compensation Committee
Email: pacrim-exp@sbcglobal.net
Anthony Petrina
KEY TECHNICAL PERSONNEL	Chair of Nominating Committee

Dave Ernst	Paul Sweeney
Chief Geologist	Chair of Audit Committee

TRANSFER AGENT	Officers
Shareholder enquiries relating to address changes and
share certificates should be directed to:	Thomas Shrake
President and Chief Executive Officer
Computershare Trust Company of Canada
9th Floor, 100 University Avenue	Catherine McLeod-Seltzer
Toronto, Ontario	Chairman
M5J 2Y1 Canada
Telephone: 1-800-564-6253	Pete Neilans
Facsimile: 1-866-249-7775	Chief Operating Officer
Email: caregistryinfo@computershare.com
April Hashimoto
AUDITORS	Chief Financial Officer

PricewaterhouseCoopers, LLP	Barbara Henderson
Vancouver, British Columbia	Vice President Investor Relations

LEGAL COUNSEL	Ronda Fullerton
Corporate Secretary
DuMoulin Black LLP
Vancouver, BC, Canada	William Gehlen
Vice President Exploration
Dorsey & Whitney LLP
Seattle, WA, USA

SHARE STRUCTURE	WEBSITE ADDRESS
www.pacrim-mining.com
(as at April 30, 2008)
INVESTOR RELATIONS
116,915,460 shares issued and outstanding
129,191,809 shares fully diluted	Barbara Henderson
unlimited shares authorized	general@pacrim-mining.com

Trading Symbol PMU on The Toronto (TSX)
and American (AMEX) Stock Exchanges

www.pacrim-mining.com